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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No.   )
                     American Skiing Company
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                        (Name of Issuer)
                  Common Stock, par value $.01
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                 (Title of Class of Securities)
                            029654308
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                         (CUSIP Number)
                        Robert L. Fellows
                     ING (U.S.) Capital LLC
                   1325 Avenue of the Americas
                    New York, New York  10019
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 1, 2002
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  029654308
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1.  Names of Reporting Persons. I..R.S. Identification Nos. of
    above persons (entities only).

    ING (U.S.) Capital LLC

2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)

    (a)
    (b)  X

3.  SEC Use Only

4.  Source of Funds (See Instructions)

    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         15,593,863*

9.  Sole Dispositive Power:

         15,593,863*

10. Shared Dispositive Power:

         0







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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         15,593,863

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


13. Percent of Class Represented by Amount in Row (11)

         49.2%

14. Type of Reporting Person

         OO






































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Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), and the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of American Skiing Company (the "Issuer"), a Delaware corporation with principal executive offices located at Sunday River Access Road, Bethel, Maine 04217.

Item 2.  Identity and Background

This statement is being filed by ING (U.S.) Capital LLC, a Delaware limited liability company ("ING"). ING is engaged principally in the financial services business. ING is wholly owned by ING Baring (U.S.) Capital LLC ("ING Baring"), a company engaged principally in the financial services business. ING Baring, is wholly owned by ING Merger LLC ("ING Merger"), a holding company with subsidiaries engaged principally in the financial services business. ING Merger is wholly owned by ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"). Each of the foregoing entities is organized under the laws of the State of Delaware and has as its principal office and business address 1325 Avenue of the Americas, New York, New York 10019. U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("ING Bank"). ING Bank is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. ING Bank is engaged principally in the financial services business. ING Bank is a wholly owned subsidiary of ING Groep N.V. ("ING Groep"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING Groep's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

Schedule 1 attached hereto sets forth certain additional information with respect to each executive officer and director of (i) ING, (ii) ING Baring, (iii) ING Merger, (iv) U.S.
Holdings, (v) ING Bank and (vi) ING Groep.

During the last five years, none of (i) ING, (ii) ING Baring,
(iii) ING Merger (iv) U.S. Holdings, (v) INB, (vi) IGNV and (vii) to the best knowledge of ING, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration

This statement relates to a credit agreement, dated November 10, 1997, as amended on August 6, 1999, between ING and Mr. Leslie Otten, a current Director and former President and Chief Executive Officer of the Issuer (the "Credit Agreement"), by which Mr. Otten borrowed $15,200,000 from ING to acquire 833,333 shares of Common Stock (the "Loan"), Mr. Otten and ING also entered into a pledge agreement, dated November 10, 1997 (the "Pledge Agreement"), by which Mr. Otten pledged the Common Stock as security for the amount borrowed from ING. In connection with the Credit Agreement, Mr. Otten executed and delivered to ING a note, dated November 10, 1997, as amended and restated on August 6, 1999 (the "Note"). After Mr. Otten defaulted on the Loan, ING and Mr. Otten entered into a subsequent settlement agreement and mutual release, dated June 29, 2001, as amended (the "Settlement Agreement"), whereby ING acquired the ability, subject to certain limitations and conditions to sell the shares of Common Stock, as more fully described in Item 4. On December 18, 2001, ING and Mr. Otten entered into a letter agreement (the "Letter Agreement") whereby Mr. Otten relinquished all right, title and interest in 250,000 shares of his Common Stock to ING [CONFIDENTIAL TREATMENT REQUESTED MATERIAL].

Item 4.  Purpose of Transaction

Pursuant to the Settlement Agreement, ING and Mr. Otten agreed that, among other things (i) ING would be free during the period up to January 31, 2002 to sell any or all of the 833,333 shares of Common Stock [CONFIDENTIAL TREATMENT REQUESTED MATERIAL], (ii) ING and Mr. Otten would retain an investment banker to attempt to sell the remaining shares of Common Stock of the Issuer owned by Mr. Otten [CONFIDENTIAL TREATMENT REQUESTED MATERIAL]at or prior to January 31, 2002, and (iii) after January 31, 2002, ING would be free to sell any shares of Common Stock not theretofore sold (or under binding contract to be sold) pursuant to clauses (i) and (ii) above as provided in its pledge documentation, [CONFIDENTIAL TREATMENT REQUESTED MATERIAL].

Item 5.  Interest in Securities of the Issuer

(a) As a result of the Credit Agreement and the Settlement Agreement, ING beneficially owns 833,333 shares of Common Stock and 14,760,530 shares of Class A Common Stock, or 49.2% of the outstanding Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as set forth in the Company's Form 10-Q filed on December 12, 2001 and assuming the conversion of all outstanding Class A Common Stock into Common Stock).




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(b)  Under the Settlement Agreement and Mutual Release, Mr. Otten
     has the power to vote all of the shares of Common Stock not under a binding agreement to be sold to a third party and/or for which ING has not exercised any of its remedies under the Pledge Agreement;

(c) Except to the extent that any action by ING described in this Schedule 13D may be deemed to constitute a transaction in the shares of Common Stock, ING has not effected any transactions in the shares of Common Stock above within the last 60 days.

(d)  [CONFIDENTIAL TREATMENT REQUESTED MATERIAL]

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3, 4 and 5 above.

Item 7.  Material to Be Filed as Exhibits

Exhibit                      Description


1 Credit Agreement, dated as of November 10, 1997, by and between ING (U.S.) Capital LLC and Mr. Leslie Otten, as amended on August 6, 1999.

2                            Pledge Agreement, dated as of
                             November 10, 1997, by and between
                             ING (U.S.) Capital LLC and Mr.
                             Leslie Otten.

3                            Note, dated as of November 10, 1997,
                             issued by Mr. Otten to ING (U.S.)
                             Capital LLC, as amended and restated
                             on August 6, 1999.

4                            [CONFIDENTIAL TREATMENT REQUESTED
                             MATERIAL]

5                            [CONFIDENTIAL TREATMENT REQUESTED
                             MATERIAL]






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                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ING (U.S.) CAPITAL LLC


                             By:  /s/ Robert L. Fellows
                             ---------------------------------
                             Name:  Robert L. Fellows
                             Title: Director

Date:  February 11, 2002






































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                           SCHEDULE 1

Set forth below is the name and position of each of the executive officers and directors of (i) ING, (ii) ING Baring, (iii) ING Merger (iv) U.S. Holdings, (v) INB and (vi) IGNV. Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of ING, ING Merger, U.S. Holdings, INB and/or IGNV, as the case may be. Unless otherwise indicated, each person for the U.S. entities is a citizen of the United States and for INB and IGNV, a citizen of The Netherlands. The business address of each person at ING is 1325 Avenue of the Americas, New York, New York 10019. The business address of each person at ING Merger and U.S. Holdings is 1325 Avenue of the Americas, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at IGNV is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

                     ING (U.S.) CAPITAL LLC

Executive Officers
Name                              Position

David Duffy                       President and Chief Executive
                                  Officer

John Cirrito                      Senior Managing Director, Chief
                                  Financial Officer

Andrew Druch                      General Counsel, Secretary and
                                  Managing Director

                  ING BARING (U.S.) CAPITAL LLC

Executive Officers
Name                              Position

David Duffy                       President and Chief Executive
                                  Officer

John Cirrito                      Senior Managing Director, Chief
                                  Financial Officer

Andrew Druch                      General Counsel, Secretary and
                                  Managing Director







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

                         ING MERGER LLC

Executive Officers
Name                              Position

David Duffy                       President and Chief Executive
                                  Officer

Andrew Druch                      General Counsel, Secretary and
                                  Managing Director

John Cirrito                      Senior Managing Director and
                                  Chief Financial Officer

            ING (U.S.) FINANCIAL HOLDINGS CORPORATION

Executive Officers
Name                              Position

David Duffy                       President and Chief Executive
                                  Officer

John Cirrito                      Senior Managing Director, Chief
                                  Financial Officer

Andrew Druch                      General Counsel, Secretary and
                                  Managing Director

Directors
Name                              Principal Occupation (if other
                                  than as indicated above)

David Duffy                       Director

John Cirrito                      Director

Don TaggartDirector
















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                          ING BANK N.V.

Executive Officers
Name                              Position

Berghe, Prof. Dr. L.A.A. v.d.     Member Supervisory Board
Berghuis, Drs. J.W.               Member Supervisory Board
Gross Goldberg, Mrs. L.           Member Supervisory Board
Heijden, Prof. Mr. P.F. v.d.      Member Supervisory Board
Hubbell, F.S.                     Member Executive Board
Jacobs, Drs. A.G.                 Member Supervisory Board
Kamminga, J.                      Member Supervisory Board
Lindenbergh, Ir. J.H.M.           Member Executive Board
Lugt, G.J.A. van der              Member Supervisory Board
Maas, Drs. Ing. C.                Member Executive Board
Meester, Baron P. J. A. de        Member Supervisory Board
Rinnooy Kan, Dr. A.H.G.           Member Executive Board
Stekelenburg, J.                  Member Supervisory Board
Tietmeyer Dr. H.                  Member Supervisory Board
Tilmant, M. J. G. A. G.           Chairman Executive Board
Timmer, J.D.                      Member Supervisory Board
Ververs, Ir. M.                   Member Supervisory Board


                         ING GROEP N.V.

Executive Officers
Name                              Position

Ewald Kist                        Chairman Executive Board
Michel Tilmant                    Vice Chairman Executive Board
Cees Maas                         Chief Financial Officer
                                  Executive Board
Hessel Lindenburgh                Member Executive Board
Frederick S. Hubbell              Member Executive Board
Alexander H G Rinnooy Kan         Member Executive Board
Cor Herkstroter RA                Chairman Supervisory Board
Mijndert Ververs                  Vice-Chairman Supervisory Board
Lutgart van den Berghe            Member Supervisory Board
Jan Berghuis                      Member Supervisory Board
Luella Gross Goldberg             Member Supervisory Board
Paul van der Heijden              Member Supervisory Board
Aad Jacobs                        Member Supervisory Board
Jan Kamminga                      Member Supervisory Board
Godfried J A van der Lugt         Member Supervisory Board
Paul Baron de Meester             Member Supervisory Board
Jan D Timmer                      Member Supervisory Board
Johan Stekelenburg                Member Supervisory Board
Hans Tietmeyer                    Member Supervisory Board




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